Exhibit 1.1
CHINA YUCHAI INTERNATIONAL LIMITED
16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
TEL : (65) 6220 8411 FAX : (65) 6226 0502
CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
ITS UNAUDITED RESULTS OF OPERATIONS FOR 2006
SINGAPORE, FEBRUARY 27, 2007 — China Yuchai International Limited (“CYI” or the “Company”) today announced its unaudited results of operations for the year ended December 31, 2006. The net income of CYI for the period was Rmb199.4 million (US$25.5 million) as compared to a net income of Rmb68.5 million (US$8.5 million) for 2005.
Net sales of Guangxi Yuchai Machinery Company Limited (“Yuchai”), the key operating subsidiary of CYI, of Rmb6,904.9 million (US$884.3 million) for the year ended December 31, 2006 represents an increase of 18.4% compared to that for the previous year of Rmb5,829.4 million (US$722.3 million). The total unit sales of 283,583 diesel engines for the year ended December 31, 2006 was 23.2% higher than the 230,228 diesel engines for the same period last year. This increase in net sales was attributable primarily to higher unit sales of the 4-series light-duty diesel and industrial engines.
The overall gross margin of 19.6% for 2006 was lower than the 22.3% gross margin of the previous year mainly due to keen competition, product sales mix and higher raw material costs. Yuchai sold 37.2% more of the lower margin light-duty diesel and industrial engines and 4.9% more of the higher margin medium-duty and heavy-duty diesel engines in 2006 compared to 2005.
Research and development expenses have increased due primarily to higher expenditures on Yuchai’s engine development of Euro III and IV compliant engines. Selling, general and administration expenses have decreased slightly due to lower transportation costs and provision for doubtful debtors.
Interest expenses increased significantly to Rmb117.6 million (US$15.1 million) for the year ended December 31, 2006 as compared to Rmb70.5 million (US$8.7 million) for the previous year because of higher working capital loans utilized by Yuchai and bank loans obtained to finance CYI’s investments in HLG Enterprise Limited (“HLGE”) and Thakral Corporation Ltd (“TCL”) in 2006.
As at December 31, 2006, amount due from related companies (net- trade, non-trade) included a trade amount of Rmb99 million owed to Yuchai by Yuchai Marketing Company Limited, a related company and majority-controlled by the Yuchai State Holding Company known as Guangxi Yuchai Machinery Group Company. Yuchai Marketing Company Limited has proposed a three-year repayment plan for the settlement of this trade amount. Based on available information to-date, CYI believes that no provision needs to be made at this time in its accounts for the year ended December 31, 2006 in connection with this trade amount owing.
As at December 31, 2006, the Company’s equity interests in HLGE and TCL were 45.4% and 36.6% respectively as compared to an equity interest in TCL of 16.0% as at December 31, 2005.
Trade accounts receivables have increased, for the year ended December 31, 2006, as a result of higher sales volume while inventories have decreased primarily due to improved inventory management.
Basic and diluted net income per share for the year ended December 31, 2006 was Rmb5.35 (US$0.69) compared to a basic and diluted net income per share of Rmb1.88 (US$0.23) for 2005.
Mr Philip Ting, Director and CFO mentioned that “based on information released by the National Development and Reform Commission of China, China achieved a 10.7% economic growth in 2006, which is the highest level of growth in the country in the past 11 years. Consequently, the demand for new trucks and buses increased by 14% in 2006 and this demand is expected to remain positive in the coming year mainly due to the continued spending, by the Chinese government on the construction of highways and toll roads. The Chinese government is expected to continue to tighten credit lending policies and manage its domestic interest rates so as to cool its economy.”
CYI’s share of equity loss in affiliates relating to investments in TCL and HLGE amounted to Rmb21.5 million (US$2.8 million) for the year ended December 31, 2006 compared to a loss of Rmb5.1 million (US$0.6 million) relating to investments in TCL for the same period in 2005. TCL continued to operate under difficult conditions due to keen competition. The TCL management intends to continue to restructure some of its unprofitable business units and re-strategize its core consumer electronics distribution business, seeking to achieve sustainable revenue and profitability. In HLGE, plans are in progress to renovate some of its hotels in China so as to generate higher occupancy and room rates. In addition, the HLGE management is continuing with its asset rationalization programmes to dispose of its non-performing, non-core property assets. These CYI affiliates are also exploring opportunities to expand and diversify their businesses.
NOTE — The disclosure in this earnings release and the attached financial information are based on unaudited results. CYI is required to release its audited financial statements for the year ended December 31, 2006 on or prior to June 30, 2007.
GENERAL INFORMATION
CYI’s key operating subsidiary, Yuchai, has established itself as a major manufacturer of diesel engines in China with a significant market share and a strong brand name in China. Yuchai has an extensive sales and marketing network in China, and its products are of good quality and provide reliable performance. As part of its diversification plan, CYI has made investments in HLGE which through its group companies carries on the core business of hospitality and property development and TCL, a consumer electronics trading business, the majority of the business operations of which are located in China.

CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward looking statements contained in this press release.
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502
Contact persons:	Mr Teo Tong Kooi, President and Director Mr Philip Ting, Director and CFO
Note 1: The Company’s functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb7.8087 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 29, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 29, 2006 or at any other date.
Note 2: All financial data (both in Renminbi and U.S. dollars) is unaudited.

CHINA YUCHAI INTERNATIONAL LIMITED
CONSOLIDATED INCOME STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(RMB and US$ amounts expressed in thousands, except per share data)

	Years Ended December 31
	2004	2005	2006	2006
	Rmb’000	Rmb’000	Rmb’000	US’000
	Audited	Audited	Unaudited	Unaudited
				(Note)
Net sales	5,582,095	5,829,431	6,904,896	884,257
Cost of goods sold	4,006,886	4,527,046	5,548,450	710,547

Gross profit	1,575,209	1,302,385	1,356,446	173,710

Research and development cost	136,960	123,876	167,653	21,470
Selling, general and administrative expenses	658,320	807,350	773,485	99,054
Provision for uncollectible loans to a related party	—	205,000	—	—

Operating income	779,929	166,159	415,308	53,186
Finance cost	31,757	70,527	117,616	15,062
Other net (income)/expenses	(5,682)	(26,716)	(61,397)	(7,863)
Share of equity in loss/(income) of affiliates	—	5,106	21,521	2,756

Income before income taxes and minority interests	753,854	117,242	337,568	43,231
Income tax expense	105,165	20,875	62,126	7,956

Income before minority interests	648,689	96,367	275,442	35,275

Minority interests in income of consolidated subsidiaries	157,292	27,880	76,056	9,740

Net income	491,397	68,487	199,386	25,535

Net earnings per common share	Rmb	Rmb	Rmb	US$
Basic and diluted	13.90	1.88	5.35	0.69

Weighted average number of shares outstanding	35,340,000	36,459,635	37,267,673	37,267,673

Note: The Company’s functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb7.8087 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 29, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 29, 2006 or at any other date.
Financial information relating to 2004 and 2005 are extracted from 2004 and 2005 audited financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED
Selected Balance Sheet Items
(Rmb and US$ amounts expressed in thousands)

	As of	As of
	December 31, 2005	December 31, 2006
	(Audited)	(Unaudited)

	RMB	RMB	US$

Cash Balances	736,195	745,935	95,526

Trade Accounts Receivable, Net	1,146,227	1,441,755	184,634

Inventories, Net	1,636,283	1,567,802	200,776

Investment in affiliated companies	185,619	429,406	54,991

Amount due from related companies (net — trade, non-trade)	184,598	122,019	15,626

Net Current Assets	959,401	678,520	86,893

Total Assets	6,613,785	7,883,923	1,009,633

Trade Accounts Payable	1,642,980	1,975,458	252,982

Short-Term and Long-Term Borrowings	962,835	1,646,717	210,882

Shareholders’ equity and accumulated other comprehensive income	2,667,041	2,840,640	363,779

Note: The Company’s functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb7.8087 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 29, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 29, 2006 or at any other date.
Financial information relating to 2005 are extracted from 2005 audited financial statements.